Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

AMERICAN ROCK SALT CO. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Fiscal Years Ended September 30,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Fixed Charges:
Plus: Interest Expense	$11,843	$11,719	$12,007	$11,399	$10,700
Plus: Amortization of Capitalized Interest	1,664	1,075	1,014	1,014	1,014
Plus: Rentals	158	202	246	181	179
Plus: Amortization of Deferred Financing Costs	560	731	771	777	411

Total fixed charges	14,225	13,727	14,038	13,371	12,304

Earnings:
Net Income	38,105	10,409	14,108	11,015	11,179
Fixed Charges	14,225	13,727	14,038	13,371	12,304

Total	52,330	24,137	28,147	24,387	23,483
Ratio of earnings to fixed charges	3.68	1.76	2.01	1.82	1.91

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the Company does not incur income taxes). Fixed charges consist of interest expense, including the amortization of deferred debt issuance costs, the amortization of capitalized interest, and a reasonable appropriation of the interest companent of our operating rents.
(2)	As discussed in footnote 2 to the Company’s audited financial statements, in September 2006, the Company changed the method of amortizing mine development costs to a units-of-production method, which change has been retroactively applied. The Income Statement impacts of the change were to reduce cost of sales-products by $1,934, $2,036 and $2,919 for the fiscal years 2005, 2004, and 2003, respectively, with corresponding increases to Net Income to members for each year. The change had no impact on total operating cash flows.